

March 31, 2015

<u>Via E-mail</u>
James Hooke
Chief Executive Officer
Macquarie Infrastructure Company LLC
125 West 55th Street
New York, NY 10019

    Re: **Macquarie Infrastructure Company LLC**
           Registration Statement on Form S-4
           Response dated March 18, 2015
           File No. 333-202162

Dear Mr. Hooke:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form S-4 Filed February 18, 2015</u>

<u>General</u>

1.   We note your response to prior comment 3. Please provide an analysis demonstrating that the provisions requiring security holder or manager approval of amendments to the governing documents are the same before and after the conversion.

Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844, or Laura Nicholson, Senior Counsel, at (202) 551-3584 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director